Filed by McKinley Acquisition Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: McKinley Acquisition Corporation

Commission File No. 001-42799

On Friday, July 31, 2026, a video commercial for Space-Eyes, Inc. appeared during the “Just The News” program. Below is a transcript of that video commercial.

CUAS COMMERCIAL SCRIPT (FIRST DRAFT for ~60 Second commercial)

In an ocean covering over 140 million square miles, blind spots are a threat—by combining real-time geospatial data with artificial intelligence, there is a need to transform dark waters into complete visibility, stopping illicit maritime activity before it reaches our shores.

ENTER SPACE-EYES

Wildfires move fast, but intelligence moves faster. Tracking technology cuts through heavy smoke, pinpoints ignition points instantly, and empowers first responders to stop disasters before they spread.

ENTER SPACE-EYES

As lower-altitude threats evolve, visibility isn’t enough—you need total dominance. From military borders and power grids to packed stadiums, AI-driven drone defense senses the undetected, identifies the hostile, and mitigates the threat before it ever breaches your perimeter.

ENTER SPACE-EYES

With continued investment in analytics, sensor fusion, and space-layer infrastructure, Space-Eyes is building intelligence systems designed for scale, reliability, and mission impact. For more information visit www.space-eyes.com.

On Friday, July 31, 2026, Captain Jayton S. Baines and Dylan Monroe, the CEO and COO, respectively, of Space-Eyes, Inc. gave an interview on “Just The News.” Below is a transcript of that interview.

D Block_ Capt. Jatin, Dylan, Derek Fri, Jul 31, 2026 10:39:58 9:10 SPEAKERS Speaker 1, Amanda Head, Speaker 3, Speaker 2, John Solomon Amanda Head 10:40:06 Welcome back, everybody. All right, now that we have sufficiently freaked you out about drone warfare and what could happen in a football stadium, we are now going to ease your minds and your hearts because there is technology out there that is developed to combat against this, and we are so grateful to have our guests today because they have been a huge part of the initiative in creating that protection. The founder, CEO, and board chairman of Space Eyes, Captain Jayton S. Baines, the chief operating officer, Dylan Monroe, and president of national security, Derek Gordon. Gentlemen, thanks so much for being with Speaker 1 10:40:38 us. Thank you. Thank you very much. Excellent, Amanda Head 10:40:40 Captain. I want to start with you. I know you guys have a number of products, but the Morpheus is what I want to focus on. Talk to us about this incredible technology, what it does. Speaker 2 10:40:50 Excellent. First of all, thanks so much for having us, and it's really important to understand what's happening in the world with the you know proliferation of communications, and you know asymmetric warfare is on the rise, and so I think that you know what's happening around the world now is almost everybody's become a journalist because they got an iPhone, and with a drone and an ID, everybody literally become a terrorist. You know, so my point is that you know you have to safeguard yourself, and so that's why we felt that counter drone technology was really critical for national security and for other defense purposes. Over, A S A S

John Solomon 10:41:31 yeah, pretty remarkable, Derek. I want to talk a little bit. I think five six years ago we weren't thinking drones were going to be the single largest threat, both in warfare and in civilian terrorism targeting. Now it clearly has evolved to the threat Ukraine and the war with Russia, probably a big part of that. How quickly did it change, and how is the government adapting to this threat? Speaker 3 10:41:54 You know, John, you bring up a really good point. Spending 31 years in law enforcement and the military prior prior to that, I've seen a plethora of different threat environments, none so prolific as we see today. You know, I remember when the threat of a drone was you know few and far between, and the the countermeasure was that of a kinetic action, right? And that that may be good in the battle space, and that will not be good in the current environment we live in. You know, we just hosted one of the largest sporting events we've ever seen in the world with FIFA, and that was at the forefront. But a few years ago, the countermeasures were not what where we are now in the technology. As we all know, criminals are always trying to be a step ahead of law enforcement in their techniques, and the U.S. government as a whole spends an exorbitant amount of resources on countering something that costs the enemy a few dollars to make. So, without the partnership of private industry, this problem wouldn't be solved. I'm a I'm a proud patriot. I've I've the majority of my life I've served this government and this country, and I feel like I'm still serving. I feel like I'm still part of something bigger than myself, because without the private sector supporting the military and law enforcement hand in hand, we're not going to be where we are right now. A Amanda Head 10:43:29 few segments ago, we spoke to Texas State Representative Phil King, and he talked about how it actually keeps him up at night thinking about drone warfare and how you know a someone from a foreign country, an adversarial country, could drop drones into a stadium. What do we have? Is it Morpheus that would protect us from that? And and how does that work? Because you would think that if you're shooting down a drone, there's going to be parts and pieces that go flying. But it sounds like with Morpheus, that's not an issue. Tell Speaker 1 10:43:57 us. Yeah. So let me take that. With Morpheus, we're able to break in and exploit the communication protocol with the drone technology. So we're able to do forensics on the actual person manning the drone. So we know where they are, what's happening. We're able to take down drones in swarms, one every couple seconds from a hacking perspective, and then we also detect, classify, and mitigate based upon the specific drone model type. J S A S

John Solomon 10:44:29 Pretty remarkable. That really is remarkable. We've seen some of the footage in the Strait of Hormu as a drone headed towards a ship, and then one of our ships hits it with a laser, but in your case, you're literally taking control of the enemy drone, and you can send it back at the enemy or drop it to the ground before it gets to its target. Is that that's how this technology works? Correct. Speaker 1 10:44:49 Exactly. We're we're on the bleeding edge of the sword, so we're even going after with a lower TRL solution fiber optic drones. What you're seeing in the. Ukraine war right now, which is a very hard capability to take down and mitigate. So we're using ultrasonic acoustics, and then we're also preparing for a potential acquisition where we'll be working with under under sea drones and drone swarms. John Solomon 10:45:15 Amazing. Amanda Head 10:45:16 Militarily speaking, is practically every other nation out there trying to develop drone warfare, or are there you know 345, different nations that we are specifically focusing on when it comes to this arms race? Speaker 1 10:45:31 So it depends on the nation. So with the Shaheeds out of Russia, they'll have an RF communication point. But what you're seeing right now in the Iran conflict, these are one-way attack drones. I mean, they could run into a plane along the way. They have a set flight plan, and they get to that location. So it's very hard to mitigate those from our braking protocol. But we could detect and classify based upon our acoustic capabilities and the other drones we're able to take down directly. So there's a multi-layered defense system. We're not solving all issues. There's no silver bullet, but we're that first layer of defense, and we'll let you know when you go send a Patriot missile to take them down. So we're looking not only cost per kill to save the U.S. government money, but also protect. Think of our southern border. Think of the drugs that are being flown over. Think of border security and CBP. I mean, all it takes is a $300 drone, and you're putting a life at risk from that perspective. Or think of the FIFA World Cup and other large events that are going on over the next 12 to 24 months. J S J A S

John Solomon 10:46:36 Yeah, Jaden. Before we let you guys go at the top of the show. The chairman of the White House, excuse me, of the White House anti-drone task force, and also the counterterrorism chief for President Trump, Seb Gorker, said the government is now ready to become an incubator for the private sector to develop this next generation of technology, so we stay ahead of the threat. How important is that to a company like yours that's on the cutting edge of these solutions. Speaker 1 10:47:02 Yeah, so this is an emerging sector. So very few, lots of funding, very few contracts to small businesses. So we're we're at that inflection point going public, and our technology is groundbreaking and cutting edge. We are in communication multiple primes as well as other nations in procuring our technology, but having this incubator is very important for us to advance it and and be the potential threat overseas. That you got to look at China; they have their main 1700 drones with a single device. So what we're seeing in Iran is just a small sector of what it could be in the future of a kinetic situation with the adversary. Speaker 2 10:47:42 Yeah, and I would add to that that when President Trump, in his first term in 2019, he established the Space Force. They actually established the first incubator up in Colorado Springs, Catalyst Campus, which was run by Air Force Research Lab, and we were the among the first eight companies that were part of the space-based ISR, which is intelligence surveillance reconnaissance. So over the years, what we've done is we've been able to enhance the technology. We're now be able to take, you know, take control of radio frequency signals and manipulate satellite data and things of that nature. So I would say incubators has really been part of the success, and as thanks to President Trump's leadership, that that happened. So I think now the next generation of development is also going to get accelerated with the new accelerators in places like Huntsville, Alabama, other places, etc. Over John Solomon 10:48:39 right J S S J

Amanda Head 10:48:40 yeah yeah. It's great to have an administration that values that entrepreneurship and competition, and we're grateful to you guys for bringing your technology to protect this country. Captain Jay Nespanes, Dylan Monroe, and Derek Gordon from Space Eyes. Thanks so much for being with us tonight. John Solomon 10:48:54 Thank you. Thank you for having us. Thanks. Amanda Head 10:48:57 Absolutely. John Solomon 10:48:57 Congratulations. Amanda Head 10:48:59 All right. On the other side, we're going to talk to the firm that is helping to bring space eyes to the American public. A J A J A

On Friday, July 31, 2026, Adam Dooley and Peter Wright, the Executive Chairman and the Chief Executive Officer, respectively, of McKinley Acquisition Corporation, gave an interview on “Just The News.” Below is a transcript of that interview.

E Block_ Adam Dooley and Peter Wright Fri, Jul 31, 2026 10:39:26 7:37 SPEAKERS Speaker 1, Amanda Head, Speaker 2, John Solomon Amanda Head 10:39:35 Welcome back, everybody. All tonight we have been talking about drone technology, drone warfare. I know a lot of people at the beginning of the show might have thought, well, this is just something that our military has to deal with, but you have no doubt learned in the conversations that we have just had that this could be right here at our shores. So it is absolutely vital that we have the technology to combat that. So joining us now, the investment vehicle behind Space Eyes, the conversation that we just had, McKinley Acquisition Corporation, the executive chairman of that organization, Adam Dooley, and the chief executive officer and Director Peter Wright, gentlemen, thanks so much for being with Speaker 1 10:40:10 us. Thank you, Amanda. Amanda Head 10:40:12 Absolutely, Peter. I'll start with you. When you saw this technology, specifically Morpheus by Space Eyes, I assume it was very apparent to you that this is something that is vital, especially in the next five or 10 years as this technology is developing even further. A S A

Speaker 1 10:40:28 Absolutely, you know, we there's a formula that we look at when we make these investments on helping companies that are private go public. We have to be able to attract enough capital to help them on their journey to be successful and and and bring enthusiasm. As Dr. Gorka pointed out just a bit ago, the government understands that counter drone, counter CUAS is absolutely mission critical, and incubating solutions is is critical. Specifically, in this case, kinetic solutions such as Morpheus brings a better, faster, cheaper solution. So, being able to not only jam but being able to take control and hijack these drones and take them down more safely is critical technology. John Solomon 10:41:20 Yeah, it's amazing. We heard from a state senator today that Clay says he lays awake at night, worried that you know one of these drones will fly into a football game one day. The the threat is real, and now the solutions are real. Adam, I want to turn to you. Obviously, the government has an incubator, as Seb Gorka told us at the beginning of show. But here's an opportunity for everyday Americans to help bring this very important technology to the marketplace. Tell everybody how people in America can get involved with what McKinley and Space Eyes are doing. Speaker 2 10:41:50 Well, thank you, John, for the question. Amanda, thank you for having us on. It's an exciting time. Space Eyes specifically is bringing commercial technology that provides counter drone autonomous defense. What's unique, Peter touched on it about traditional jamming technology in the theater, whether that's at a large stadium event or it's in a battlefield. One of the challenges with counter drone technology is the jamming affects the military hardware that surrounds it within the bubble or the mesh, their technology of space size is completely revolutionary and unique. Does not do that, so they can control these drones, turn them against the enemy, or drop them out of the sky. And for the people watching this program, the exciting thing is this is beneficial for our own national security and the national security of our allies. It's revolutionary technology in the autonomous defense space, as I'm sure your viewers have seen, is growing rapidly. There are so many U.S. companies coming into this sector to build on national security, re-shore things here on our homeland. It's an exciting time for all of John Solomon 10:43:13 us. Yeah, sure is. S J S J

Amanda Head 10:43:14 Adam, I'll stay on you for a moment because I mean, right now, this technology, something like Morpheus, is absolutely cutting edge. But how important is it that they continue to evolve that technology? Because what is cutting edge today in six months is going to need an upgrade. It is Speaker 2 10:43:28 a great question, Amanda. And this is an area within defense technology that's ripe for consolidation, and the company sees its competitors, but also competitors they can partner with, and what they ultimately want to build. Their vision is multi-domain, and. using the military speak, but to you and I, it's how do you control the battlefield subsurface below the sea, that is submarine warfare, for example, at the sea with the navy, and then land And space, there is no clear company out there today that controls all of those domains for counter drone technology. Space Eyes wants to become that company where they have full multi domain capabilities. John Solomon 10:44:25 Pretty amazing. Before. Let you guys go, Peter. The drone warfare story was really written by Ukraine and its ability to change the war against Russia. We, in some cases, are asking Ukraine to help our military develop that. What's unique about what Space Eyes and McKinley is doing? The solution to protecting our homeland and our troops is going to be American-made, American-funded, and American-built. Tell us a little bit why that's important in this moment in history. Speaker 1 10:44:51 Absolutely, you know, there's there's no doubt. Our our on foreign soil, this solution is important, and through ITAR, this solution is going to be brought to many of our allies. But this is also a problem that I don't want to dismiss. That is very real on our borders. Drones are are doing a lot of evil things: illicit activity, dropping contraband into prisons, protecting our our borders. But absolutely, the the the wars that are that are costing us millions of dollars to combat these low less sophisticated tech solutions needs a solution like Space Eyes is bringing to market. John Solomon 10:45:30 Amazing. A S J S J

A

Amanda Head 10:45:31

Before we let you go, how do people find out more?

S

Speaker 2 10:45:36

Space eyes.com, and they're they're actually Space Dash eyes.com. The ticker symbol currently is C U A S, which is Counter Unmanned aerial systems.

A

Amanda Head 10:45:48

I love it. I love it. Adam Dooley and Peter Wright from the McKinley Acquisition Corporation. Thanks for joining us tonight, and thank you for seeing the importance in that technology for protecting our country. Thanks. Thanks to you both.

S

Speaker 2 10:45:58

Thank you so much. Thank you. Great interview.

A

Amanda Head 10:46:00

All right, everybody. Before we wrap up for the night, our show started about four and a half years ago. We're a little over four and a half years, going on five years, and someone who has been a part of our team since the beginning. One of our beloved, Just the News, no noise family members is John Cook. He is leaving us to pursue other adventures, and we just want to give a shout out to him. He is one of the best guys that we have worked with, always working behind the scenes to make sure we look good and we sound good, and that everything is in order. And I know he absolutely idolizes you, John. And we've met his dad too.

J

John Solomon 10:46:31

He and his dad and I have gone out to lunch. We've had some great conversations. We are going to miss John. We wish you well, buddy. But we'll never forget the role you played in getting us on there, buddy.

Amanda Head 10:46:40 And just come back and visit us anytime. We know you'll be busy, but we would love to see your face again. All right, everybody. That's going to do us on this fine Friday night, but everybody have a wonderful weekend, and we'll be back here on Monday. A

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to certain products and services that are the subject of a proposed transaction (the “Business Combination”) between McKinley Acquisition Corporation (“McKinley”) and Space-Eyes, Inc. (“Space-Eyes”)a. All statements other than statements of historical facts contained in this press release, including statements regarding Space-Eyes’ business strategy, products and services, research and development costs, plans and objectives of management for future operations, and future results of current and anticipated product offerings, are forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to, the following risks relating to the proposed transaction: the ability to complete the Business Combination or, if McKinley does not consummate such Business Combination, any other initial business combination; expectations regarding Space-Eyes’ strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and Space-Eyes’ ability to invest in growth initiatives and pursue acquisition opportunities; the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against McKinley or Space-Eyes following announcement of the Business Combination Agreement and the transactions contemplated therein; the inability to complete the proposed Business Combination due to, among other things, the failure to obtain McKinley stockholder approval; the risk that the announcement and consummation of the proposed Business Combination disrupts Space-Eyes’ current operations and future plans; the ability to recognize the anticipated benefits of the proposed Business Combination; unexpected costs related to the proposed Business Combination; the amount of any redemptions by existing holders of McKinley’s ordinary shares being greater than expected; limited liquidity and trading of McKinley’s securities; geopolitical risk and changes in applicable laws or regulations; the size of the addressable markets for Space-Eyes’ products and services; the possibility that McKinley and/or Space-Eyes may be adversely affected by other economic, business, and/or competitive factors; the ability to obtain and/or maintain the listing of the combined company’s common stock on Nasdaq following the Business Combination; operational risk; and the risks that the consummation of the proposed Business Combination is substantially delayed or does not occur.

Important Information for Investors and Shareholders

In connection with the Business Combination, McKinley is expected to file a registration statement on Form S-4 (the “Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of McKinley’s ordinary shares in connection with its solicitation of proxies for the vote by its shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of its securities to be issued in the Business Combination. After the Registration Statement is declared effective, the proxy statement/prospectus will be sent to all McKinley shareholders so that they may vote on the Business Combination.

INVESTORS AND STOCKHOLDERS OF MCKINLEY ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES INVOLVED.

McKinley shareholders will be able to obtain copies of the preliminary proxy statement/prospectus and other documents filed with the SEC that are incorporated by reference therein, and will be able to obtain the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, once available, in all cases without charge, at the SEC’s web site at www.sec.gov, or by directing a request to: McKinley at 75 Second Ave., Suite 605, Needham, MA 02494, Telephone: 617-671-5148.

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Space-Eyes, McKinley, and their respective directors and executive officers may be deemed participants in the solicitation of proxies from McKinley shareholders regarding the proposed Business Combination. Information about McKinley’s directors and executive officers and their ownership of McKinley’s securities will be set forth in the proxy statement/prospectus pertaining to the proposed Business Combination.

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This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval. No sale of securities shall occur in any jurisdiction in which such offer, solicitation, or sale would be unlawful before registration or qualification under applicable laws.